1100 – 1199 West Hastings Street,
Vancouver, BC, V6E 3T5
Tel: 604-684-9384 Fax: 604-688-4670
www.quaterraresources.com

Interim Consolidated Financial Statements
For the Six months ended June 30, 2007 and 2006

Notice of No Auditor Review of Interim Statements

These interim consolidated financial statements of the Company for the six months ended June 30, 2007, were prepared by management and have not been reviewed or audited by the Company’s auditors.

Quaterra Resources Inc. (An Exploration Stage Company)
Consolidated Balance Sheets as at June 30, 2007 and December 31, 2006 (Canadian Dollars)

		Unaudited	Audited
		June 30, 2007	December 31, 2006

Assets
Current
Cash and cash equivalents		$4,211,970	$9,112,732
Restricted cash	Note 3	106,630	-
Receivables		97,208	56,592
Prepaid and deposits		72,501	70,486
Amount due from Joint Venture Partner	Note 5 (a)	69,987	113,430

		4,558,296	9,353,240

Equipment	Note 4	94,085	51,574
Mineral properties	Note 5	12,128,344	7,855,832
Reclamation bonds		125,628	79,898

		$16,906,353	$17,340,544

Liabilities
Current
Accounts payable and accrued liabilities		$443,927	$251,311
Due to related parties	Note 6	16,709	26,216

		460,636	277,527

Shareholders' Equity
Share capital	Note 7 (b)	29,162,216	27,861,058
Subscriptions receivable		-	(17,500)
Contributed surplus	Note 7 (b)	3,538,759	3,709,557
Deficit		(16,255,258)	(14,490,098)

		16,445,717	17,063,017

		$16,906,353	$17,340,544

Basis of Presentation (Note 2)
Subsequent events (Note 10)

Approved on behalf of the Board of Directors:

Thomas Patton	Robert Gayton

The interim consolidated financial statements and accompanying notes contained herein have not been reviewed by the Company’s auditors

Quaterra Resources Inc. (An Exploration Stage Company)
Consolidated Statement of Operations and Deficit for the six months ended June 30, 2007 and
2006. (Canadian Dollars)

		Three months ended		Six months ended
		June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006

Expenses
Administration		$30,000	$15,000	$60,000	$30,000
Amortization		9,357	173	17,186	173
Consulting
Services		100,495	22,784	172,320	44,758
Stock based compensation	Note 7 (h)	15,555	83,456	263,404	83,456
Directors and officers fees
Services		5,250	-	16,500	-
Stock based compensation	Note 7 (h)	-	485	25,306	68,192
Investor relations		86,520	53,561	150,585	77,187
Office and general		50,972	35,028	96,822	72,434
Professional fees		95,933	29,800	171,717	47,446
Regulatory fees and taxes		10,904	8,020	49,087	8,736
Shareholders communications		48,259	6,963	50,333	8,460
Transfer agent		4,314	6,096	13,298	8,242
Travel and promotion		40,947	23,400	94,917	35,053
Wages and benefits
Salaries and benefits		66,272	8,950	115,909	18,323
Stock based compensation	Note 7 (h)	-	30,609	-	30,609

		564,778	324,325	1,297,384	533,069

Other (income) expenses
Interest		(62,770)	(19,267)	(153,124)	(29,651)
Foreign exchange loss		413,887	4,450	490,858	7,062
General exploration		57,241	85,237	130,042	94,148
Write off of accrued liabilities		-	(23,831)	-	(39,631)

		408,358	46,589	467,776	31,928

Net loss for the period		973,136	370,914	1,765,160	564,997

Deficit, beginning of the period		15,282,122	10,853,647	14,490,098	10,659,564

Deficit, end of period		$16,255,258	$11,224,561	$16,255,258	$11,224,561

Loss per share - basic and diluted		$0.01	$0.01	$0.02	$0.01

Weighted average number of shares outstanding		78,489,259	69,031,981	78,262,284	66,439,100

The interim consolidated financial statements and accompanying notes contained herein have not been reviewed by the Company’s auditors

Quaterra Resources Inc. (An Exploration Stage Company)
Consolidated Statements of Cash Flows for the six months ended June 30, 2007 and 2006.
(Canadian Dollars)

		Three months ended		Six months ended
		June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006

Operating Activities

Net loss for the period		$(973,136)	$(370,914)	$(1,765,160)	$(564,997)

Items not involving cash
Stock based compensation	Note 7 (h)	15,555	114,550	288,710	182,257
Amortization		9,357	173	17,186	173
Foreign exchange		-	1,591	-	1,537
Write off of accrued liabilities		-	(23,831)	-	(39,631)
Shares issued for services		22,500	-	22,500	-

Operating Cash Flow		(925,724)	(278,431)	(1,436,764)	(420,661)

Changes in Non-Cash Working Capital
Accounts receivables		(1,663)	6,431	(40,616)	(22,489)
Prepaid and deposits		36,033	(47,274)	(2,015)	(47,274)
Accounts payable and accrued liabilities		64,920	(301,828)	150,499	(140,931)
Due to related parties		(49,862)	(458)	(9,507)	8,504

		49,428	(343,129)	98,361	(202,190)

Cash Used in Operating Activities		(876,296)	(621,560)	(1,338,403)	(622,851)

Investing Activities
Expenditures on mineral properties		(2,145,815)	(685,116)	(4,230,395)	(1,195,587)
Due from Joint Venture partner		59,566	313,755	43,443	120,390
Purchase of equipment		(26,926)	(2,918)	(59,697)	(1,526)
Purchase of relcamation bonds		(24,096)	-	(45,730)	-

Cash used in Investment Activities		(2,137,271)	(374,279)	(4,292,379)	(1,076,723)

Financing Activities
Shares issued for cash, net		740,842	2,226,414	836,650	2,400,408

Increase in Cash During the Period		(2,272,725)	1,230,575	(4,794,132)	700,834
Cash, Beginning of Period		6,591,325	1,256,557	9,112,732	1,786,298

Cash, End of Period		$4,318,600	$2,487,132	$4,318,600	$2,487,132

Cash consists of the following

Cash and cash equivalents		4,211,970	2,487,132	4,211,970	2,487,132
Restricted cash		106,630	-	106,630	-

Cash, End of Period		$4,318,600	$2,487,132	$4,318,600	$2,487,132

Supplemental cash flow information (Note 9)

The interim consolidated financial statements and accompanying notes contained herein have not been reviewed by the Company’s auditors

Quaterra Resources Inc. (An Exploration Stage Company)
Notes to the Consolidated Financial Statements
Six months ended June 30, 2007 and 2006 (Canadian Dollars)

1.	Nature of Operations

Quaterra Resources Inc. (the “Company”) is an exploration stage enterprise incorporated under the laws of British Columbia. The Company and its subsidiaries are engaged in the acquisition, exploration and development of precious metal properties and does not have any mineral properties in production. The Company has not determined whether these mineral properties contain ore reserves that are economically recoverable. The ability of the Company to meet its commitments as they become due, including completion of the acquisition, exploration and development of its mineral properties, is dependent on the Company’s ability to obtain the necessary financing. The Company’s shares trade on the Tier 2 Board of the TSX Venture Exchange (“TSX-V”) under the symbol QTA.

2.	Basis of Presentation and Consolidation

The consolidated unaudited interim financial statements of the Company were prepared in accordance with Canadian generally accepted accounting principles for interim financial statements. As a result, these unaudited interim financial statements do not contain all of the information required for annual financial statements and they should be read in conjunction with the Company’s annual audited financial statements for the fiscal year ended December 31, 2006. All material adjustments, which, in the opinion of management, are necessary for a fair presentation of the results of the interim periods, have been reflected. The results for the six months ended June 30, 2007 are stated utilizing the same accounting policies and methods of application as the most recent annual financial statements, but are not necessarily indicative of the results to be expected for the full year. The Company’s reporting currency is the Canadian dollar and all dollar amounts in these statements are in Canadian dollars, unless otherwise indicated. Certain of the prior periods’ comparative figures have been reclassified to conform to the presentation adopted in the current period.

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, as follows:

(i)	Minera Agua Tierra S.A. de C.V., incorporated in Mexico;
(ii)	Quaterra Alaska, Inc., incorporated in Alaska, USA;
(iii)	Quaterra International Limited, incorporated in the British Virgin Islands;
(iv)	QTA International Nieves Limited, incorporated in the British Virgin Islands; and
(v)	Minera Nieves S.A. de C.V., incorporated in Mexico.

All intercompany accounts and transactions were eliminated upon consolidation.

3.	Restricted Cash

Restricted cash of $106,630 (US $100,000) is an amount held in escrow in respect to the Company’s agreement dated June 27, 2007 to, under certain conditions, acquire the assets of Arimetco Inc., a Nevada corporation, in the Yerington Mining District, Lyon County, Nevada (see Note 5(g) for further details of this agreement).

Quaterra Resources Inc. (An Exploration Stage Company)
Notes to the Consolidated Financial Statements
Six months ended June 30, 2007 and 2006 (Canadian Dollars)

4.	Equipment

Equipment is carried at cost less accumulated amortization. Details of equipment are as follows:

	June 30, 2007			Dec 31, 2006
	Costs	Accumulated	Net Book	Net Book
		Amortization	Value	Value

Vehicles	$51,358	$(25,420)	$25,938	$29,078
Equipment	42,694	(12,219)	30,475	1,234
Computer	23,249	(3,705)	19,544	1,843
Software	32,262	(14,134)	18,128	19,419

	$149,563	$(55,478)	$94,085	$51,574

5.	Mineral Properties

The Company has interests in several mineral properties in Mexico, and the US including Alaska, Nevada, Arizona, Utah and Wyoming. The total deferred exploration and acquisition costs as at June 30, 2007 are as follows:

Period ended June 30, 2007	Nieves	Los	Uranium	Duke	Big	MacArthur	Other	Total
		Crestones	Properties	Island	Bar		Properties
	$	$	$	$	$	$	$	$

Acquisitions	1,258,901	76,673	1,832,004	112,285	18,461	424,565	817,736	4,540,625
Advances	-	4,103	100,302	-	-	(11,003)	(337)	93,065
Air support	-	-	4,664	-	111,795	-	3,255	119,714
Amortization	20,406	-	-	-	-	-	-	20,406
Assays and surveys	71,967	30,943	29,578	8,773	9,636	2,675	48,379	201,951
Camp costs	12,751	27,073	69,920	541	47,567	17,996	16,560	192,408
Drilling services	1,429,838	416,318	875,825	658,448	155,807	338,071	-	3,874,307
Equipment rental and maintenance	3,885	12,183	3,085	37,960	15,453	10,957	532	84,055
Exploration and other	156,561	13,025	36,111	10,120	30,918	9,068	11,821	267,624
Field supplies and wages	130,861	191,575	22,354	56,485	110,816	38,037	34,927	585,055
Geological services	381,067	81,428	1,169,989	753,683	153,300	134,542	107,298	2,781,307
Project management	308,842	102,890	288,146	73,936	31,033	83,984	29,621	918,452
Reclamation expenses	-	-	1,485	-	-	-	-	1,485
Travel and related costs	49,487	18,200	66,719	37,230	17,413	17,133	11,728	217,910
Vehicle expenses	12,697	37,032	33,078	365	33,345	10,690	7,323	134,530
Recovery from Blackberry	(1,904,550)	-	-	-	-	-	-	(1,904,550)

Total	1,932,713	1,011,443	4,533,260	1,749,826	735,544	1,076,715	1,088,843	12,128,344

Quaterra Resources Inc. (An Exploration Stage Company)
Notes to the Consolidated Financial Statements
Six months ended June 30, 2007 and 2006 (Canadian Dollars)

5.	Mineral Properties, continued

The total capitalized deferred exploration and acquisition costs as at December 31, 2006 were as follows:

Period ended December 31, 2006	Nieves	Los	Uranium	Duke	Big	MacArthur	Other	Total
		Crestones	Properties	Island	Bar		Properties
	$	$	$	$	$	$	$	$

Acquisitions	1,244,464	71,696	1,125,438	112,285	18,461	170,324	454,918	3,197,586
Advances	308	4,103	66,344	-	-	-	-	70,755
Air support	-	-	4,664	-	111,795	-	-	116,459
Amortization	20,406	-	-	-	-	-	-	20,406
Assays and surveys	71,146	17,430	17,611	7,930	9,636	-	8,927	132,680
Camp costs	11,313	17,811	25,160	34	47,567	-	620	102,505
Drilling services	1,429,838	144,665	277,846	658,448	105,264	-	-	2,616,061
Equipment rental and maintenance	3,885	12,065	3,085	37,740	15,453	6,732	-	78,960
Exploration and other	148,103	6,289	28,980	10,057	81,462	441	5,856	281,188
Field supplies and wages	129,641	132,322	13,135	55,504	110,816	18,833	1,007	461,258
Geological services	376,868	43,486	402,867	747,741	152,229	19,776	19,197	1,762,164
Project management	308,347	55,258	178,824	72,049	27,133	29,093	-	670,704
Travel and related costs	48,322	10,778	58,709	36,044	17,413	5,142	5,076	181,484
Vehicle expenses	12,664	18,383	2,634	4	33,345	574	568	68,172
Recovery from Blackberry	(1,904,550)	-	-	-	-	-	-	(1,904,550)

Total	1,900,755	534,286	2,205,297	1,737,836	730,574	250,915	496,169	7,855,832

(a)           Nieves Concessions, Mexico

The Company holds a 50% interest in 15 mineral concessions located in northern Zacatecas, Mexico, (the Nieves Concessions) and two inlaying fractions within the Nieves Concessions (Delores and Nazarene), collectively called Nieves.

The Company acquired an option on the property pursuant to an Assignment made March 26, 1999 of the Underlying Agreement by Western Silver Corporation (“Western”), a company with common directors and officers, to the Company.

To acquire its interest, the Company issued 1,444,460 common shares to Western valued at $288,892, issued 360,000 common shares to the concessionaires valued at $72,000 and in accordance with the terms of the Underlying Agreement made scheduled option payments to the concession holders, totalling US $70,000 over three years. In addition, to acquire the interest in the claim fractions the Company paid US $40,000 to the concessionaires. Commencing January 26, 2004, an annual advance minimum royalty payment (“AMR”) of US $75,000 is due to the concession holders until the commencement of commercial production.

Quaterra Resources Inc. (An Exploration Stage Company)
Notes to the Consolidated Financial Statements
Six months ended June 30, 2007 and 2006 (Canadian Dollars)

5.	Mineral Properties, continued

(a)	Nieves Concessions, Mexico, continued

The Nieves concessions are subject to a maximum 3% net smelter return royalty (“NSR”) to the original concession holders, which the Company may purchase at any time for US $2 million. In addition, Kennecott Exploration Company, the optionor in the initial Underlying Agreement, retains NSR royalties of 2% on certain core claims and 1% on certain peripheral claims.

Funds in the amount of US $1,500,000 (C $1,904,550) were advanced to the Company pursuant to the terms of an agreement made April 10, 2003 with Blackberry Ventures I, LLC (“Blackberry”), a US-based investment partnership, whereby Blackberry could earn a 50% interest in the Nieves silver property in Mexico or the Duke Island property in Alaska by providing advance funding to the Company to fund exploration expenditures.

The agreement with Blackberry stipulated that once all monies received from the advances had been incurred on exploration expenditures, Blackberry effectively exercised its option and earned a 50% interest in the Nieves property. In August 2005, the parties formed a joint venture to proceed with exploration on the property. As at June 30, 2007, Blackberry owed the Company $69,987 (2006: $113,430) for its share of joint venture exploration expenditures that have been made on the property.

(b)	Los Crestones Property, Mexico

The Company holds a 100% interest in a mineral concession located in northern Durango, Mexico. In April 2004, the Company issued 25,000 common shares valued at $15,000, to an individual as a finder’s fee for his role in the identification and acquisition of the property.

(c)	Uranium Properties, Arizona, Utah and Wyoming

In an agreement made effective June 22, 2005 with North Exploration LLC, a Nevada limited Corporation, the Company acquired an option to purchase mining claims situated in Arizona, Utah and Wyoming. To exercise the option, the Company is required to make staged payments totalling US $500,000 over five years and to issue 600,000 common shares over three years, as follows: TSX.V regulatory approval for this agreement was received on September 6, 2005.

	(i)	US $15,000 and issue 200,000 common shares on or before September 6, 2005 (Paid and issued).
	(ii)	US $25,000 and issue 200,000 common shares on or before September 6, 2006 (Paid and issued).
	(iii)	US $50,000 and issue 200,000 common shares on or before September 6, 2007.
	(iv)	US $75,000 on or before September 6, 2008.
	(v)	US $135,000 on or before September 6, 2009.
	(vi)	US $200,000 on or before September 6, 2010.

If the Company meets the above terms and conditions and elects to exercise the option, then the property may be purchased with a further payment of US $100. The agreement is subject to a 2% NSR payable upon commencement of commercial production, which the Company may reduce to 1% by purchase for US $1 million.

Quaterra Resources Inc. (An Exploration Stage Company)
Notes to the Consolidated Financial Statements
Six months ended June 30, 2007 and 2006 (Canadian Dollars)

5.	Mineral Properties, continued

(c)	Uranium Properties, Arizona, Utah and Wyoming, continued

In two separate agreements made effective August 10, 2006 and March 23, 2007 with Nustar Exploration LLC, the Company acquired options to earn 100% interests in unpatented mining claims covering breccia pipe targets located on the Arizona Strip.

Under the agreement dated August 10, 2006 the Company optioned four blocks of claims with commitments as follows:

	(i)	Initial payments of US $20,000 (Paid).
	(ii)	US $30,000 on or before August 10, 2007 (Paid).
	(iii)	US $40,000 on or before August 10, 2008.
	(iv)	US $100,000 on or before August 10, 2009.

Each of the option blocks is subject to a 4% yellowcake royalty, 3% of which may be bought back by the Company for US $500,000 per claim block.

Under the agreement dated March 23 2007, the Company purchased a block of unpatented claims for a price of US $25,500 and a US $100,000 minimum advance royalty payment. If production occurs, the claims are subject to a 4% yellowcake royalty, 3% of which may be bought back by the Company for US $1,000,000 per breccia pipe.

(d)	Duke Island Property, Alaska

The Company has a 100% interest in 140 mining claims in Alaska (129 federal claims and 11 state claims) on Duke Island, which is near Ketchikan.

(e)	Big Bar Property, Alaska

The Company has a 100% interest in Big Bar project, which consists of seven state mining claims on the Seward Peninsula, approximately 45 kilometers (110 miles) northeast of Nome, Alaska.

(f)	MacArthur Claim

Pursuant to an agreement made October 2005 with North Exploration LLC, the Company acquired the right to earn an interest in 66 unpatented mining claims covering the former MacArthur copper- oxide mine, in the Yerington district of Lyon County, Nevada. To earn a 100% interest, subject to a 2% NSR, the Company is required to make staged payments totaling US $1,785,000 by January 15, 2008 as follows:

Option 1
	(i)	US $10,000 upon execution (Paid).
	(ii)	US $25,000 on or before January 15, 2006 (Paid).
	(iii)	US $75,000 on or before January 15, 2007 (Paid).
	(iv)	US $1,675,000 on or before January 15, 2008.

Alternatively, since the Company has met its obligation of US $100,000 in stage payments by January 15, 2007, and if the Company incurs US $500,000 in exploration expenditures by January 15, 2008, then the Company may elect to acquire the property by making additional payments totaling US $2,645,000 as follows:

Quaterra Resources Inc. (An Exploration Stage Company)
Notes to the Consolidated Financial Statements
Six months ended June 30, 2007 and 2006 (Canadian Dollars)

5.	Mineral Properties, continued

(f)	MacArthur Claim, continued

Option 2
	(i)	US $100,000 on or before January 15, 2008.
	(ii)	US $125,000 on or before January 15, 2009.
	(iii)	US $2,420,000 on or before January 15, 2010.

The property is subject to a 2% NSR, 1% of which the Company may purchase for US $1 million.

Under an amendment dated January 17, 2007 to the original agreement made October 2005 between the Company and North Exploration LLC a US $350,000 deduction will be made from the final payments, (option one originally US $1,675,000 or option two originally US $2,420,000) as the Company has paid this amount to Charles Gary Clifton in advance.

(g)	Other Properties

Other properties include various properties in USA and Mexico.

Pursuant to an agreement made December 2006 with Tom Turner, the Company acquired a 100% interest in three mineral concessions located in Mexico for consideration of 200,000 shares with a deemed value of $1.53 per share for a total of $306,000 (Note 5 (d)).

Pursuant to an option agreement made March 28 2007, the Company may acquire a 100% interest in certain prospect permits. The potential payments for this agreement are as follows:

	(i)	Initial payment of US $50,000. (Paid)
	(ii)	US $50,000 on or before March 28, 2008.
	(iii)	US $60,000 on or before March 28, 2009
	(iiii)	US $70,000 on or before March 28, 2010
	(iv)	US $150,000 on or before March 28, 2011
	(iii)	US $220,000 on or before March 28, 2012

The option agreements for the Arc and Brown Claims, in the Skeena Mining District were terminated in accordance with their terms and the 100% interest reverted back to the Company.

The Company has agreed to acquire all the assets of Arimetco Inc., a Nevada corporation, in the Yerington Mining District, Lyon County, Nevada. This transaction is subject to a 180 day review period (starting July 13, 2007) and the Company may terminate this process if dissatisfied with the condition of the property or fails to obtain requested environmental clearances for past mining-related activities. Under certain circumstances, the review period may be extended for a further 120 days (See note 3).

Quaterra Resources Inc. (An Exploration Stage Company)
Notes to the Consolidated Financial Statements
Six months ended June 30, 2007 and 2006 (Canadian Dollars)

5.	Mineral Properties, continued

(g)	Other Properties, continued

On receiving regulatory approval and providing that properties pass the review process the Company’s commitments would be as follows:

(ii) Payment of US $500,000.
(ii) 250,000 common shares.

Under this acquisition, the property is subject to a 2% net smelter return royalty capped at US $7.5 million on production from any claims owned by Quaterra in the Yerington and MacArthur mine areas.

(h)	Title to Mineral Properties

Title to mineral properties may be affected by unregistered prior agreements or transfers, as well as undetected defects. Although the Company has verified title to its mineral properties in accordance with standard industry practices applicable for the current stage of exploration, these procedures do not guarantee the Company’s interests in its mineral properties.

(i)	Environmental Expenditures

The operations of the Company may, in the future, be affected from time to time in varying degrees by changes in environmental regulations, including those for future removal and site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company vary greatly and are not predictable. The Company's policy is to meet or, if possible, surpass standards set by relevant legislation, by application of technically proven and economically feasible measures.

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits. Estimated future removal and site restoration costs, when the ultimate liability is reasonably determinable, are charged against earnings over the estimated remaining life of the related business operation, net of expected recoveries.

6.	Related Party Transactions

As at June 30, 2007, $16,709 (December 31, 2006: $26,216) was due to directors or senior officers of the Company or to companies controlled by them, for various services rendered.

The following table summarizes the Company’s related party transactions for the six months ended June 30, 2007 and 2006.

Quaterra Resources Inc. (An Exploration Stage Company)
Notes to the Consolidated Financial Statements
Six months ended June 30, 2007 and 2006 (Canadian Dollars)

6.	Related Party Transactions, continued

	Three Months Ended		Six Months Ended
	June 30		June 30
	2007	2006	2007	2006

Services
Administration fee	$30,000	$15,000	$60,000	$30,000
Consulting	$31,495	$10,080	$58,657	$28,700
Directors' and officers' fees	$5,250	$-	$16,500	$-
General exploration	$-	$2,282	$-	$4,297
Investor relations	$7,645	$6,160	$21,638	$19,000
Professional fees
Accounting	$15,430	$(6,356)	$34,019	$12,798
Legal fees	$3,211	$9,489	$7,513	$13,754
Wages and benefits	$60,141	$8,168	$103,680	$17,542
Cost recovery
Equipment	$-	$-	$610	$-
Investor relations	$245	1,122	$1,271	$1,589
Office and administration	$27,220	$47,148	$52,542	$52,887
Regulatory	$2,615	$2,812	$2,615	$3,390
Share issue costs (1)	$-	$-	$1,170	$7,206
Travel and promotions	$7,116	$8,848	$16,888	$14,702
Mineral properties
Los Crestones (2)	$1,920	$-	$1,920	$-
Big Bar (2)	$1,887	$7,500	$3,900	$7,500
Uranium properites (2)	$15,096	$7,221	$39,251	$32,817
Duke Island (2)	$1,887	$-	$1,887	$-
MacArthur (2)	$11,322	$6,415	$21,258	$18,657

(1)	This amount has been capitalized and is included in share capital on the balance sheet

(2)	These amounts have been capitalized and are included in mineral properties on the balance sheet

(3)	Stock based compensation is not included in these related party transactions (See Note 7(h))

These transactions were made in the normal course of operations and measured at the exchange amount, which is the amount of consideration established and agreed to by the Company and related parties. They are considered related party due to the following relationships to the Company:

(a)	A private company controlled by directors or officers of the Company.
(b)	A director or officer of the Company.
(c)	An association of lawyers in which an officer of the Company is a member (resigned May 1, 2006).

Quaterra Resources Inc. (An Exploration Stage Company)
Notes to the Consolidated Financial Statements
Six months ended June 30, 2007 and 2006 (Canadian Dollars)

7.	Share Capital

(a)	Authorized

The Company has unlimited authorized, without par value, common shares.

(b)	Issued and Outstanding

	Number	Total	Contributed
	of shares		Surplus
Balance as at December 31, 2005	65,522,200	$15,172,975	$1,013,998
Issued for cash:
Private placements	5,247,855	9,183,746	-
Exercised share purchase warrants	3,814,281	1,907,141	-
Exercised stock options	2,829,000	675,030	-
Total issued for cash	11,891,136	11,765,917	-
Issued for mineral property acquisitions	400,000	606,000	-
Issued for brokerage fees	291,484	510,097	-
Fair value of stock options exercised	-	349,445	(349,445)
Stock based compensation	-	-	3,045,004
Subtotal before share issue costs	12,582,620	13,231,459	2,695,559
Share issue costs	-	(543,376)	-
Balance as at December 31, 2006	78,104,820	27,861,058	3,709,557
Issued for cash:
Exercised share purchase warrants	15,000	33,750	-
Exercised stock options	945,000	790,960	-
Total issued for cash	960,000	824,710	-
Issued for services	7,840	22,500	-
Fair value of stock options exercised	-	459,508	(459,508)
Stock based compensation	-	-	288,710
Subtotal before share issue costs	967,840	1,306,718	(170,798)
Share issue costs	-	(5,560)	-
Balance as at June 30, 2007	79,072,660	$29,162,216	$3,538,759

Quaterra Resources Inc. (An Exploration Stage Company)
Notes to the Consolidated Financial Statements
Six months ended June 30, 2007 and 2006 (Canadian Dollars)

7.	Share Capital, continued

(c)	Private Placements

There were no private placements during the six months ended June 30, 2007.

During the year ended December 31, 2006, the Company issued 5,247,855 units at a price of $1.75 per unit for gross proceeds of $9,183,746. Each unit consisted of one common share and one-half of one share purchase warrant, each whole warrant entitling the holder to purchase an additional common share at a price of $2.25 until expiry on June 21, 2008. The Company incurred net share issuance costs of $502,596, including 291,484 shares were issued for finders’ fees valued at $510,097.

(d)	Shares Issued for Mineral Property

There were no shares issued for mineral properties during the six months ended June 30, 2007

During the year ended December 31, 2006, the Company issued 400,000 common shares for value at $606,000.

(i) 200,000 common shares value at $1.50 per share, $300,000 in total, pursuant to the terms of the uranium properties agreement (Note 3 (c)).

(ii) 200,000 common shares value at $1.53 per share, $306,000 in total, pursuant to the acquisition of three mineral concessions in Mexico (Note 3 (g)).

(e)	Shares Issued for debt settlement

During the six months ended June 30, 2007 7,840 shares were issued in settlement of $22,500 debt owed by the Company.

(f)	Share Purchase Warrants

A summary of the Company’s share purchase warrant transactions for the six months ended June 30, 2007 are as follows:

Exercise	Expiry	Balance	Warrants	Cancelled	Warrants	Balance
Price	Date	Dec. 31, 2006	Issued	or Expired	Exercised	June 30, 2007
$2.25	June 21, 2008	2,623,928	-	-	15,000	2,608,928
Weighted average exercise price		$2.25	$0.00	$0.00	$2.25	$2.25

On July 20, 2007 notice was given to holders of the share purchase warrants exercisable at $2.25 with an expiry date of June 21, 2008, of an acceleration of the expiry date from June 21, 2008 to August 20, 2007.

Quaterra Resources Inc. (An Exploration Stage Company)
Notes to the Consolidated Financial Statements
Six months ended June 30, 2007 and 2006 (Canadian Dollars)

7.	Share Capital, continued

(f)	Share Purchase Warrants, continued

A summary of the Company’s share purchase warrant transactions for the year ended December 31, 2006 are as follows:

Exercise	Expiry	Balance	Warrants	Cancelled	Warrants	Balance
Price	Date	Dec. 31, 2005	Issued	or Expired	Exercised	Dec. 31, 2006

$0.66	January 20, 2006	120,000	-	120,000	-	-
$0.50	September 27, 2007	3,250,000		-	3,250,000	-
$0.50	September 27, 2007	564,281		-	564,281	-
$2.25	June 21, 2008	-	2,623,928	-	-	2,623,928

		3,934,281	2,623,928	120,000	3,814,281	2,623,928

Weighted average exercise price		$0.50	$2.25	$0.66	$0.50	$2.25

(g)	Stock Options

As at June 30, 2007 and December 31, 2006, the Company had a stock option plan (the “Plan”), allowing for the reservation of common shares issuable under the Plan to a maximum 10% of the number of issued and outstanding common shares of the Company at any given time. The term of any stock option granted under the Plan may not exceed five years and the exercise price may not be less than the closing price of the Company’s shares on the last business day immediately preceding the date of grant, less any permitted discount. On an annual basis, the Plan requires approval by the Company’s shareholders and submission for regulatory review and acceptance.

The purpose of the Plan is to provide directors, officers, key employees and certain other persons who provided services to the Company and its subsidiaries with an increased incentive to contribute to the future success and prosperity of the Company.

Quaterra Resources Inc. (An Exploration Stage Company)
Notes to the Consolidated Financial Statements
Six months ended June 30, 2007 and 2006 (Canadian Dollars)

7.	Share Capital, continued

(g)	Stock Options, continued

As at June 30, 2007, 4,544,500 of the options outstanding were vested and exercisable and 5,233,250 were vested and exercisable as at December 31, 2006. Transactions for the six months ended June 30, 2007 are as follows:

Exercise	Expiry	Balance	Options	Options	Options	Balance
Price	Date	Dec. 31, 2006	Granted	Cancelled/Expired	Exercised	June 30, 2007

$0.12	January 10, 2008	937,000	-	-	93,000	844,000
$0.25	October 2, 2008	50,000	-	-	50,000	-
$0.34	December 8, 2008	90,000	-	-	-	90,000
$0.62	March 25, 2009	590,000	-	-	180,000	410,000
$0.35	August 9, 2010	850,000	-	-	257,000	593,000
$0.40	January 9, 2011	200,000	-	-	-	200,000
$1.04	March 27, 2011	125,000	-	-	-	125,000
$1.00	May 19, 2011	75,000	-	-	-	75,000
$1.12	June 12, 2011	100,000	-	-	-	100,000
$1.55	July 28, 2011	2,110,000	-	-	365,000	1,745,000
$1.55	August 23, 2011	100,000	-	-	-	100,000
$1.50	September 25, 2011	100,000	-	-	-	100,000
$2.05	December 18, 2011	100,000	-	-	-	100,000
$2.65	January 11, 2012	-	75,000	-	-	75,000
$2.70	February 21, 2012	-	25,000			25,000

		5,427,000	100,000	-	945,000	4,582,000

Weighted average exercise price		$0.92	$2.66	$0.00	$0.84	$0.98

Quaterra Resources Inc. (An Exploration Stage Company)
Notes to the Consolidated Financial Statements
Six months ended June 30, 2007 and 2006 (Canadian Dollars)

7.	Share Capital, continued

(g)	Stock Options, continued

Transactions for the year ended December 31, 2006 are as follows:

Exercise	Expiry	Balance	Options	Options	Options	Balance
Price	Date	Dec. 31, 2005	Granted	Cancelled/Expired	Exercised	Dec. 31, 2006

$0.15	February 8, 2006	50,000	-	-	50,000	-
$0.15	May 7, 2006	55,000	-	-	55,000	-
$0.12	June 8, 2006	515,000	-	-	515,000	-
$0.19	September 27, 2006	490,000	-	-	490,000	-
$0.12	January 10, 2008	1,591,000	-	-	654,000	937,000
$0.25	October 2, 2008	75,000	-	-	25,000	50,000
$0.34	December 8, 2008	195,000	-	-	105,000	90,000
$0.65	March 2, 2009	100,000	-	100,000	-	-
$0.62	March 25, 2009	800,000	-	-	210,000	590,000
$0.35	August 9, 2010	1,575,000	-	-	725,000	850,000
$0.40	January 9, 2011	-	200,000	-	-	200,000
$1.04	March 27, 2011	-	125,000	-	-	125,000
$1.00	May 19, 2011	-	75,000	-	-	75,000
$1.12	June 12, 2011	-	100,000	-	-	100,000
$1.55	July 28, 2011	-	2,110,000	-	-	2,110,000
$1.55	August 23, 2011	-	100,000	-	-	100,000
$1.50	September 25, 2011	-	100,000	-	-	100,000
$2.05	December 18, 2011	-	100,000	-	-	100,000

		5,446,000	2,910,000	100,000	2,829,000	5,427,000

Weighted average exercise price		$0.29	$1.44	$0.65	$0.24	$0.92

(h)	Value Assigned to Stock Options

The fair value of stock options granted using the Black-Scholes option pricing model was calculated with the following weighted average assumptions:

	June 30, 2007	December 31, 2006	June 30, 2006

Risk-free interest rate	4.03%	4.02%	4.11%
Expected Share price volatility	166.47%	121.60%	127.71%
Expected option life in years	3.0	3.5	3.5
Expected dividend yield	0%	0%	0%

Quaterra Resources Inc. (An Exploration Stage Company)
Notes to the Consolidated Financial Statements
Six months ended June 30, 2007 and 2006 (Canadian Dollars)

7.	Share Capital, continued

(h)	Value Assigned to Stock Options

The total calculated fair value of options expensed during the six months ended June 30, 2007 was $288,710 (2006: $182,257) and includes amounts calculated from options issued during the year ended December 31, 2006 but vesting during the six months ended June 30, 2007. This stock based compensation is included in the statement of operations as follows:

	June 30, 2007		June 30, 2006
	Number of	Stock-based	Number of	Stock-based
	Options issued	Compensation	Options issued	Compensation

Consulting	100,000	$263,404	125,000	$68,192
Directors' and officers' fees	-	25,306	325,000	83,456
Wages and benefits	-	-	50,000	30,609

Total	100,000	$288,710	500,000	$182,257

8.	Segmented Information

The Company‘s non-current assets are distributed by geographic location as follows:

		June 30, 2007				December 31, 2006
	Equipment	Mineral	Reclamation	Total	Equipment	Mineral	Reclamation	Total
		Properties	Bond			Properties	Bond

Canada	$26,142	$-	$-	$26,142	$24,997	$-	$-	$24,997
Mexico	49,200	3,507,710	-	3,556,910	25,488	2,785,632	-	2,811,120
U.S.A.	18,743	8,620,634	125,628	8,765,005	1,089	5,070,200	79,898	5,151,187

	$94,085	$12,128,344	$125,628	12,348,057$	$51,574	$7,855,832	$79,898	$7,987,304

9.	Supplemental Cash Flow Information.

	Three Months Ended		Six Months Ended
	June 30		June 30
	2007	2006	2007	2006

Cash Items
Interest received	$61,887	$18,222	$159,217	$28,606
Share issue costs	$108	$8,165	$5,560	$15,731
Non-Cash Items
Accrued interest	$883	$1,045	$(6,093)	$1,045
Mineral property costs included in Accounts payable	$42,117	$238,720	$42,117	$238,720
Non-cash share issue costs	$-	$30,072	$-	$30,072

Quaterra Resources Inc. (An Exploration Stage Company)
Notes to the Consolidated Financial Statements
Six months ended June 30, 2007 and 2006 (Canadian Dollars)

10.	Subsequent Events

The following events occurred subsequent to period ended June 30, 2007:

(a)	On July 20, 2007 2,111,000 stock options were granted to directors, officers, consultants and employees with an exercise price of $3.33 and an expiry date of July 20, 2012.

(b)	85,000 stock options were exercised for gross proceeds of $73,250 with an average price of $0.86 per share.

(c)

On July 20, 2007 notice was given to holders of the share purchase warrants exercisable at $2.25 with an expiry date of June 21, 2008, of an acceleration of the expiry date from June 21, 2008 to August 20, 2007. As at August 7, 2007 267,250 of these warrants were exercised for gross proceeds of $601,312.

(d)	On July 26, 2007 the Company entered into an option with a prospecting syndicate to acquire a 100% interest in 27 unpatented mining claims in the Tintic mining district in Utah.

Pursuant to this agreement the Company’s commitments are as follows:

(iii)	Initial payments of US $20,000 (Paid).
(ii)	US $20,000 on or before February 15, 2008.
(iii)	US $20,000 on or before February 15, 2009.
(iv)	US $20,000 on or before February 15, 2010.
(v)	US $40,000 on or before February 15, 2011.
(vi)	US $50,000 on or before February 15, 2012.
(vii)	US $50,000 on or before February 15, 2013.
(vii)	US $100,000 on or before February 15, 2014.
(viii)	US $100,000 on or before February 15, 2015.
(ix)	US $100,000 on or before February 15, 2016.
(ix)	US $250,000 on or before February 15, 2017.
(x)	US $250,000 on or before February 15, 2018.

A 2% NSR royalty is payable on production from these claims and contiguous claims staked by the Company, one-half of which may be purchased at any time by payment US $1,000,000 to the syndicate.

In a separate transaction, the Company has agreed to purchase a 100% interest in 1,511 acres of patented mining claims in the Tintic district by paying owners US $800,000 over a 24 months period, following receipt of a satisfactory title report. These claims will not carry royalty obligations.

Quaterra Resources Inc. (An Exploration Stage Company)
Notes to the Consolidated Financial Statements
Six months ended June 30, 2007 and 2006 (Canadian Dollars)

11.	Differences between Canadian and United States generally accepted accounting principles (GAAP)

(a)	Differences in accounting principles

	(i)	Exploration expenditures

Under Canadian GAAP, acquisition costs of mineral interests and exploration expenditures are capitalized (Note 5).

Under US GAAP, exploration costs incurred in locating areas of potential mineralization are expensed as incurred. Commercial feasibility is established in compliance with SEC Industry Guide 7, which consists of identifying that part of a mineral deposit that could be economically and legally extracted or produced at the time of the reserve determination. After an area of interest has been assessed as commercially feasible, expenditures specific to the area of interest for further development are capitalized. In deciding when an area of interest is likely to be commercially feasible, management may consider, among other factors, the results of pre-feasibility studies, detailed analysis of drilling results, the supply and cost of required labour and equipment, and whether necessary mining and environmental permits can be obtained. To date no exploration expenses have been capitalized.

The Company has adopted EIFT 04-02 and separately reports the aggregate carrying amount of mineral rights. Mineral rights include an option for the Company to acquire the rights to extract and retain at least a portion of the benefits from the mineral deposits. Acquisition costs include cash and the fair market value of common shares for the mineral rights. These capitalized costs will be amortized over the estimated life of the property following commencement of commercial production or written off if the property is sold, allowed to lapse or abandoned, or when an impairment of value has occurred.

Quaterra Resources Inc. (An Exploration Stage Company)
Notes to the Consolidated Financial Statements
Six months ended June 30, 2007 and 2006 (Canadian Dollars)

11.	Differences between Canadian and United States generally accepted accounting principles (GAAP), continued

(a)	Differences in accounting principles, continued

(ii) Reconciliation of total assets, liabilities and stockholders’ equity:

	June 30, 2007	December 30, 2006
Total assets per Canadian GAAP	$16,906,353	$17,340,544
Expenditures on resource properties	(8,232,688)	(5,196,365)
expensed under US GAAP
Total assets per US GAAP	$8,673,665	$12,144,179
Total liabilities per Canadian GAAP	$460,636	$277,527
Adjustments to US GAAP	-	-
Total liabilities per US GAAP	460,636	277,527
Total equity per Canadian GAAP	16,445,717	17,063,017
Expenditures on resource properties	(8,232,688)	(5,196,365)
expensed under US GAAP
Total equity per US GAAP	8,213,029	11,866,652
Total Liabilities and equity per US GAAP	$8,673,665	$12,144,179

Quaterra Resources Inc. (An Exploration Stage Company)
Notes to the Consolidated Financial Statements
Six months ended June 30, 2007 and 2006 (Canadian Dollars)

11.	Differences between Canadian and United States generally accepted accounting principles (GAAP), continued

(a)	Differences in accounting principles, continued

(iii) Reconciliation of net loss reported in Canadian GAAP and US GAAP:

	Three months ended June 30,		Six months ended June 30,
	2007	2006	2007	2006
Reconciliation of net loss from Canadian
GAAP to US GAAP
Loss for year per Canadian GAAP	$973,136	$370,914	$1,765,160	$564,997
Expenditures on mineral properties	1,556,918	567,636	3,036,323	960,674
Net loss for year per US GAAP	2,530,054	938,550	4,801,483	1,525,671
Deficit, Beginning of year per US GAAP	21,957,892	13,796,699	19,686,463	13,209,578
Deficit, End of year as per US GAAP	$24,487,946	$14,735,249	$24,487,946	$14,735,249
Net loss per share for the year in
accordance with Canadian GAAP	$0.01	$0.01	$0.02	$0.01
Total differences	$0.02	$0.00	$0.04	$0.01
Net loss per share for the year in
accordance with US GAAP	$0.03	$0.01	$0.06	$0.02
Weighted average number of common
shares outstanding	78,489,259	65,571,937	78,122,324	66,439,100

Quaterra Resources Inc. (An Exploration Stage Company)
Notes to the Consolidated Financial Statements
Six months ended June 30, 2007 and 2006 (Canadian Dollars)

11.	Differences between Canadian and United States generally accepted accounting principles (GAAP), continued

(a)	Differences in accounting principles, continued

(iv) Reconciliation of cash flows reported in Canadian GAAP and US GAAP:

	Six months ended
	June 30, 2007	June 30, 2006

Cash used in operating activities
in accordance with Canadian GAAP	$(1,338,403)	$(622,851)
Adjustments to net loss involving use of cash
Write-off of expenditures on mineral interest	(3,036,323)	(960,674)

Cash used in operating activities
in accordance with US GAAP	(4,374,726)	(1,583,525)

Cash used in investing activities
in accordance with Canadian GAAP	(4,292,379)	(1,076,723)
Reclassification of expenditures on mineral property interest	3,036,323	960,674

Cash used in investing activities
in accordance with US GAAP	(1,256,056)	(116,049)

Cash used in Financing Activities
in accordance with Candian and US GAAP	836,650	2,400,408

Increase in cash during the period
in accordance with Candian and US GAAP	(4,794,132)	700,834
Cash, beginning of period
in accordance with Candian and US GAAP	9,112,732	1,786,298

Cash, end of period
in accordance with Candian and US GAAP	$4,318,600	$2,487,132

Cash consists of the following
Cash and cash equivalents	4,211,970	2,487,132
Restricted cash	106,630	-

Cash, end of period
in accordance with Candian and US GAAP	$4,318,600	$2,487,132

Quaterra Resources Inc. (An Exploration Stage Company)
Notes to the Consolidated Financial Statements
Six months ended June 30, 2007 and 2006 (Canadian Dollars)

11.	Differences between Canadian and United States generally accepted accounting principles (GAAP), continued

(b)	Recent accounting pronouncements

(i)

In December 2004, FASB issued Statement No. 123 (revised 2004), Share-Based Payment (“SFAS 123(R)”), which requires the measurement and recognition of compensation expense for all stock-based compensation payments and supersedes the Company’s current accounting under APB 25. SFAS 123(R) is effective for all annual periods beginning after June 15, 2005. In March 2005, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 107 (“SAB 107”) relating to the adoption of SFAS 123(R). This standard will not have an impact on the Company’s financial statements as it already applies the fair value method of accounting for its stock options.

(ii)

FAS 153, Exchanges of Non-Monetary Assets. The provisions of this statement are effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for non-monetary asset exchanges occurring in fiscal periods beginning after December 16, 2004. The provisions of this statement should be applied prospectively. There is no impact on the Company’s financial statements.

(iii)

FIN 46(R), Consolidation of Variable Interest Entities, applies at different dates to different types of enterprises and entities, and special provisions apply to enterprises that have fully or partially applied Interpretation 46, or Interpretation 46 (R) is required in financial statements of public entities that have interests in variable interest entities or potential variable interest entities commonly referred to as special- purpose entities for periods ending after December 15, 2003. Application by public entities is required in financial statements for periods other than special-purpose entities and by non-public entities to all types of entities is required at various dates in 2004 and 2005. In some instances, enterprises have the option of applying or continuing to apply Interpretation 46 for a short period of time before applying Interpretation 46(R). There is no impact on the Company’s financial statements.

(iv)

SFAS 154, Accounting Changes and Error Corrections. This new standard replaces APB Opinion No. 20, Accounting Changes, and FASB 3, Reporting Accounting Changes in Interim Financial Statements. Statement 154 requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented on the new accounting principle, unless it is impracticable to do so. Statement 154 also provides that (1) a change in method of depreciating or amortizing a long-lived non-financial asset be accounted for as a change in estimate (prospectively) that was effected by a change in accounting principle, and (2) correction of errors in previously issued financial statements should be termed a "restatement." The new standard is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. Early adoption of this standard is permitted for accounting changes and correction of errors made in fiscal years beginning after June 1, 2005. There is no impact on the Company’s financial statements.

Quaterra Resources Inc. (An Exploration Stage Company)
Notes to the Consolidated Financial Statements
Six months ended June 30, 2007 and 2006 (Canadian Dollars)

11.	Differences between Canadian and United States generally accepted accounting principles (GAAP), continued

(b)	Recent accounting pronouncements, continued

(vii)

SFAS 157, Fair Value Measurements. The provisions of this standard are to provide guidance for using fair value to measure assets and liabilities. The standard clarifies methods for measuring items not actively traded and the principles that fair value should be based upon when pricing an asset or liability. The provisions of Statement 157 are effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year. There is no impact on the Company’s financial statements.

(viii)

On July 13, 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109. Interpretation 48 clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements in accordance with Statement 109 and prescribes a recognition threshold and measurement attribute for financial statement disclosure of tax positions taken or expected to be taken on a tax return. Additionally, Interpretation 48 provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Interpretation 48 is effective for fiscal years beginning after December 15, 2006, with early adoption permitted. The Company is currently evaluating whether the adoption of Interpretation 48 will have a material effect on its consolidated financial position, results of operations or cash flows.